UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OFFICE DEPOT, INC.

(Name of Subject Company (Issuer))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

676220106

(CUSIP Number)

Matthew Elston

Director, CIE Management II Ltd

PO Box 225

Heritage Hall, Le Marchant Street

St. Peter Port, Guernsey,

GY1 4HY Channel Islands

Tel: +44 (1481) 750304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): LMBO EUROPE SAS
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: OO3

[1]	See Items 5 and 6 and Schedule I.
[2]	See Items 5 and 6 and the Certificate of Designations for the Series A Preferred Stock filed herewith as Exhibit 7.4 and incorporated herein by reference.
[3]	LMBO Europe SAS is a société par actions simplifiée organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): CIE Management II Limited
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: CO3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	CIE Management II Limited is a limited corporation organized under the laws of Guernsey.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-1
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-1 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-2
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating. Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-2 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-3
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-3 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-4
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-4 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-5
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-5 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-6
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-6 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-7
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-7 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-8
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-8 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-9
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-9 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-10
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-10 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-11
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-11 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-12
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-12 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-14
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-14 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-15
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-15 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-16
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-16 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-17
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-17 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-18
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-18 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-19
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-19 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-20
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-20 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-21
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-21 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-22
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-22 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-23
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-23 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-24
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-24 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-25
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-25 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-26
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-26 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-27
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-27 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-28
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-28 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-29
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-29 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-30
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-30 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-31
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-31 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-32
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-32 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-33
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-33 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-34
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: PN3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-34 is a United Kingdom limited partnership.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-35 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: OO3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-35 SC is a Société Civiles organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-36 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: OO3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-36 SC is a Société Civiles organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-37 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: OO3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-37 SC is a Société Civiles organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-38 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: OO3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-38 SC is a Société Civiles organized under the laws of France.

SCHEDULE 13D

CUSIP No. 676220106

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only): BC European Capital VIII-39 SC
2.	Check the Appropriate Box if a Member of Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

54,919,200 shares of Common Stock issuable upon conversion of 274,596 shares of Issuer’s 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 16.66%[2]
14.	Type of Reporting Person: OO3

[1]	See Items 5 and 6 and Schedule I.
[2]

See Items 5 and 6 and the Certificate of Designations for the 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, filed herewith as Exhibit 7.4 and incorporated herein by reference.

[3]	BC European Capital VIII-39 SC is a Société Civiles organized under the laws of France.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Office Depot, Inc., a Delaware corporation (the “Issuer”) into which shares of 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of the Issuer are immediately convertible. Additionally, shares of 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and together with the Series A Preferred Stock the “Preferred Stock”) were issued in connection with the Series A Preferred Stock. The Series B Preferred Stock is not presently convertible into the Issuer’s Common Stock but will automatically become convertible into the Issuer’s Common Stock, at the holder’s option, if approved by the holders of the Common Stock (including the Series A Preferred Stock).

The address of the Issuer’s principal executive office is 6600 North Military Trail, Boca Raton, Florida 33496.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by (i) BC European Capital VIII-1 to 12 (inclusive), each a United Kingdom limited partnership; (ii) BC European Capital VIII-14 to 34 (inclusive), each a United Kingdom limited partnership (the persons listed in clauses (i) and (ii) above collectively, the “CIE Investors”); (iii) BC European Capital VIII-35 SC to 39 SC (inclusive), each a Société Civiles organized under the laws of France (the “LMBO Investors” and together with the CIE Investors, the “Investors”); (iv) LMBO Europe SAS, a Société par actions simplifiée organized under the laws of France (“LMBO”); and (v) CIE Management II Limited, a limited corporation organized under the laws of Guernsey, Channel Islands (“CIE” and, together with the Investors and LMBO, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly pursuant to their joint filing agreement (the “Joint Filing Agreement”), filed herewith as Exhibit 7.6 and incorporated herein by reference.

The principal office and business address of CIE and the CIE Investors is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands. The principal office and business address of LMBO and the LMBO Investors is 54 Avenue Marceau, Paris, France 75008. The principal business of each of the CIE Investors and the LMBO Investors is to pursue investments.

CIE is the general partner of each of the CIE Investors and its principal business is to act as such general partner. LMBO is Gérant as to each of the LMBO Investors. LMBO’s principal business is to act as manager to the LMBO Investors. The names of the directors of CIE and LMBO are set forth on Schedule II and Schedule III, respectively, which are filed herewith and incorporated herein by reference.1 Due to their relationships with each other, each of the Reporting Persons may be deemed to have shared voting and investment power with respect to the Common Stock issuable upon conversion of shares of the Series A Preferred Stock and Series B Preferred Stock owned by each of the other Reporting Persons and may be deemed to have shared beneficial ownership with respect to any such shares of stock owned by the other Reporting Persons. Each of the Investors, however, disclaim beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

BC Partners Holdings, Ltd (“BCHL”), a limited corporation organized under the laws of Guernsey, Channel Islands, is the controlling entity of CIE and LMBO. BCHL’s principal office and business address is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey, GY1 4HY, Channel Islands. The names of the directors of BCHL are set forth on Schedule IV, which is filed herewith and incorporated herein by reference.2

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, BCHL or the persons set forth on Schedules II , III or IV, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

[1]	Neither CIE nor LMBO have any executive officers.
[2]	BCHL does not have any executive officers.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons hold (i) 274,596 shares of the Issuer’s Series A Preferred Stock that were purchased from the Issuer in a single transaction for an aggregate purchase price of $274,596,000 and (ii) 75,404 shares of the Issuer’s Series B Preferred Stock that were purchased from the Issuer in a single transaction for an aggregate purchase price of $75,404,000. The funding for the purchase of the Series A Preferred Stock and the Series B Preferred Stock was obtained from the Investors’ contributed capital.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Investors acquired the Series A Preferred Stock and the Series B Preferred Stock for investment purposes pursuant to a securities purchase agreement entered into by the Investors and the Issuer on June 23, 2009 (the “Purchase Agreement”). The Series A Preferred Stock is immediately convertible into Common Stock of the Issuer and the holders of the Series A Preferred Stock are entitled to anti-dilutive protections with respect to the Issuer’s securities. Dividends for the Series A Preferred Stock are payable quarterly at the per annum dividend rate of 10.00% of the liquidation preference, which is initially $1,000 per share, and may, at the Issuer’s option, be paid in cash or by increasing the liquidation preference of the Series A Preferred Stock. The dividend rate is subject to increase or decrease upon the occurrence of certain events that are more fully described in Item 6 and in the Certificate of Designations of the Series A Preferred Stock (“Series A CoD”) filed with the Delaware Secretary of State on June 23, 2009 and filed herewith as Exhibit 7.4 and incorporated herein by reference.

Pursuant to the terms of the Investor Rights Agreement, entered into between the Investors and the Issuer on June 23, 2009 (the “Investor Rights Agreement”), the size of the Issuer’s board of directors (the “Board”) was increased by three directors and three designees, Raymond Svider, James Rubin and Justin Bateman, were appointed to fill the vacancies thereby created. In addition, the Investors have agreed to cause all of their Common Stock and Preferred Stock entitled to vote at any meeting of the Issuer’s shareholders (i) to be present at such meeting and (ii) to vote all such shares (x) in favor of any nominee or director nominated by the Issuer’s Corporate Governance and Nominating Committee, (y) against the removal of any director nominated by the Issuer’s Corporate Governance and Nominating Committee and (z) in accordance with the recommendation of the Board with respect to any other business or proposal (except with respect to the approval of any proposed business combination between the Issuer and another entity). For further information, see Item 6 and the Investor Rights Agreement filed herewith as Exhibit 7.3 and incorporated herein by reference.

Each Investor has agreed, pursuant to the Investor Rights Agreement, to customary standstill provisions, which are applicable to purchases of the Issuer’s debt and equity and include prohibitions on hedging activities, until the later of (i) three years after June 23, 2009 and (ii) such time as the Investors own, in the aggregate, less than 3% of the outstanding Common Stock (assuming full conversion of the Preferred Stock). For further information, see the Investor Rights Agreement filed herewith as Exhibit 7.3 and incorporated herein by reference.

Except as disclosed in this Item 4, none of the Investors nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clause (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however will take such actions (including any actions deemed to be taken by exercise of rights with respect to Board approvals as provided for in the Investor Rights Agreement filed herewith as Exhibit 7.3 and incorporated herein by reference and as set forth in Item 6) with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging transactions with respect to such securities (to the extent permitted under the terms of the Investor Rights Agreement, the Purchase Agreement, the Series A CoD and the Certificate of Designations of the Series B Preferred Stock (“Series B CoD”) filed with the Delaware Secretary of State on June 23, 2009) or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The table below sets forth the number of shares of Series A Preferred Stock, and the number of shares of Common Stock on an as converted basis, owned of record, and beneficially owned, by each Reporting Person. In addition, the Reporting Persons own shares of Series B Preferred Stock, which are not presently convertible into the Issuer’s Common Stock but will automatically become convertible into the Issuer’s Common Stock, at the holder’s option, if approved by the holders of the Common Stock (including the Series A Preferred Stock), as set forth in Item 6.

Reporting Persons	Record Number Of Shares of Series A Preferred Stock Owned	Record Number Of Shares of Series A Preferred Stock Owned (as converted to Common Stock)[3]	Number of Shares of Series A Preferred Stock (as converted to Common Stock) As A Percentage Of Common Stock Issued And Outstanding[3][4]	Number Of Shares of Series A Preferred Stock Beneficially Owned[5]	Number of Shares of Series A Preferred Stock (as converted to Common Stock) Beneficially Owned[35]	Number of Shares of Series A Preferred Stock Beneficially Owned (as converted to Common Stock) as a Percentage of Common Stock Issued and Outstanding345
LMBO Europe SAS	0	0	0.00%	274,596	54,919,200	16.66%
CIE Management II Limited	0	0	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-1	20,046	4,009,200	1.22%	274,596	54,919,200	16.66%
BC European Capital VIII-2	20,186	4,037,200	1.22%	274,596	54,919,200	16.66%
BC European Capital VIII-3	20,723	4,144,600	1.26%	274,596	54,919,200	16.66%
BC European Capital VIII-4	26,615	5,323,000	1.61%	274,596	54,919,200	16.66%
BC European Capital VIII-5	26,615	5,323,000	1.61%	274,596	54,919,200	16.66%
BC European Capital VIII-6	26,382	5,276,400	1.60%	274,596	54,919,200	16.66%
BC European Capital VIII-7	26,382	5,276,400	1.60%	274,596	54,919,200	16.66%
BC European Capital VIII-8	26,172	5,234,400	1.59%	274,596	54,919,200	16.66%
BC European Capital VIII-9	26,382	5,276,400	1.60%	274,596	54,919,200	16.66%

[3]

The values set forth in this field are based upon the conversion rate of the Series A Preferred Stock into Common Stock as of the date of purchase (June 23, 2009), which conversion rate is subject to change as set forth in Item 6 and the Series A CoD filed herewith as Exhibit 7.4 and incorporated by reference hereto.

[4]

This number is derived based on a total of 329,653,531 shares of Common Stock, which represents the number of issued and outstanding shares reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 28, 2009 and such additional Common Shares to be issued upon the conversion of the Series A Preferred Stock.

[5]

The Reporting Persons may be deemed to have shared voting and investment power with respect to the Common Shares issuable upon the conversion of the Series A Preferred Stock owned by the other Reporting Persons. Each Investor, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

Reporting Persons	Record Number Of Shares of Series A Preferred Stock Owned	Record Number Of Shares of Series A Preferred Stock Owned (as converted to Common Stock)[3]	Number of Shares of Series A Preferred Stock (as converted to Common Stock) As A Percentage Of Common Stock Issued And Outstanding[3][4]	Number Of Shares of Series A Preferred Stock Beneficially Owned[5]	Number of Shares of Series A Preferred Stock (as converted to Common Stock) Beneficially Owned[35]	Number of Shares of Series A Preferred Stock Beneficially Owned (as converted to Common Stock) as a Percentage of Common Stock Issued and Outstanding345
BC European Capital VIII-10	26,055	5,211,000	1.58%	274,596	54,919,200	16.66%
BC European Capital VIII-11	15,040	3,008,000	0.91%	274,596	54,919,200	16.66%
BC European Capital VIII-12	4,202	840,400	0.25%	274,596	54,919,200	16.66%
BC European Capital VIII-14	4,674	934,800	0.28%	274,596	54,919,200	16.66%
BC European Capital VIII-15	374	74,800	0.02%	274,596	54,919,200	16.66%
BC European Capital VIII-16	2,335	467,000	0.14%	274,596	54,919,200	16.66%
BC European Capital VIII-17	140	28,000	0.01%	274,596	54,919,200	16.66%
BC European Capital VIII-18	9	1,800	0%	274,596	54,919,200	16.66%
BC European Capital VIII-19	145	29,000	0.01%	274,596	54,919,200	16.66%
BC European Capital VIII-20	135	27,000	0.01%	274,596	54,919,200	16.66%
BC European Capital VIII-21	61	12,200	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-22	70	14,000	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-23	47	9,400	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-24	700	140,000	0.04%	274,596	54,919,200	16.66%

[3]

The values set forth in this field are based upon the conversion rate of the Series A Preferred Stock into Common Stock as of the date of purchase (June 23, 2009), which conversion rate is subject to change as set forth in Item 6 and the Series A CoD filed herewith as Exhibit 7.4 and incorporated by reference hereto.

[4]

This number is derived based on a total of 329,653,531 shares of Common Stock, which represents the number of issued and outstanding shares reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 28, 2009 and such additional Common Shares to be issued upon the conversion of the Series A Preferred Stock.

[5]

The Reporting Persons may be deemed to have shared voting and investment power with respect to the Common Shares issuable upon the conversion of the Series A Preferred Stock owned by the other Reporting Persons. Each Investor, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

Reporting Persons	Record Number Of Shares of Series A Preferred Stock Owned	Record Number Of Shares of Series A Preferred Stock Owned (as converted to Common Stock)[3]	Number of Shares of Series A Preferred Stock (as converted to Common Stock) As A Percentage Of Common Stock Issued And Outstanding[3][4]	Number Of Shares of Series A Preferred Stock Beneficially Owned[5]	Number of Shares of Series A Preferred Stock (as converted to Common Stock) Beneficially Owned[35]	Number of Shares of Series A Preferred Stock Beneficially Owned (as converted to Common Stock) as a Percentage of Common Stock Issued and Outstanding345
BC European Capital VIII-25	47	9,400	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-26	747	149,400	0.05%	274,596	54,919,200	16.66%
BC European Capital VIII-27	42	8,400	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-28	23	4,600	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-29	23	4,600	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-30	23	4,600	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-31	9	1,800	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-32	14	2,800	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-33	5	1,000	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-34	5	1,000	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-35 SC	140	28,000	0.01%	274,596	54,919,200	16.66%
BC European Capital VIII-36 SC	9	1,800	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-37 SC	9	1,800	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-38 SC	5	1,000	0.00%	274,596	54,919,200	16.66%
BC European Capital VIII-39 SC	5	1,000	0.00%	274,596	54,919,200	16.66%

[3]

The values set forth in this field are based upon the conversion rate of the Series A Preferred Stock into Common Stock as of the date of purchase (June 23, 2009), which conversion rate is subject to change as set forth in Item 6 and the Series A CoD filed herewith as Exhibit 7.4 and incorporated by reference hereto.

[4]

This number is derived based on a total of 329,653,531 shares of Common Stock, which represents the number of issued and outstanding shares reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 28, 2009 and such additional Common Shares to be issued upon the conversion of the Series A Preferred Stock.

[5]

The Reporting Persons may be deemed to have shared voting and investment power with respect to the Common Shares issuable upon the conversion of the Series A Preferred Stock owned by the other Reporting Persons. Each Investor, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons.

(b)

Each Reporting Person may be deemed to have shared voting, disposition and investment power with respect to 54,919,200 shares of Common Stock issuable upon the conversion of 274,596 shares of Series A Preferred Stock owned by itself and each the other Reporting Persons.[6] Each Investor, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons. None of the Reporting Persons own any shares over which it has sole voting, disposition or investment power.

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Purchase Agreement

Pursuant to the Purchase Agreement, the Issuer issued and sold 274,596 shares of Series A Preferred Stock and 75,404 shares of Series B Preferred Stock to the Investors for an aggregate purchase price of $350 million. In connection with its entry into the Purchase Agreement, the Issuer also paid a funding fee of $3.5 million and reimbursed the Investors $2 million to cover their reasonable out-of-pocket expenses.

The forgoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed herewith as Exhibit 7.1 and incorporated herein by reference.

Series A Preferred Stock

Each share of Series A Preferred Stock is immediately convertible, at the option of the holder, into 200 shares of Common Stock, representing an initial conversion price of $5.00. Thereafter, each share of Series A Preferred Stock will be convertible into the number of Common Shares equal to the quotient of (i) the sum of the liquidation preference plus any accrued but unpaid dividends not previously added to the liquidation preference and (ii) 1,000 multiplied by the then applicable conversion rate. The conversion rate is subject to various customary anti-dilution adjustments as more fully described in the Series A CoD filled herewith as Exhibit 7.4 and is incorporated herein by reference.

[6]

The calculation of the number of shares of Common Stock set forth above is based upon the conversion rate of the Series A Preferred Stock into Common Stock as of the date of purchase (June 23, 2009), which conversion rate is subject to change as set forth in Item 6 and the Series A CoD filed herewith as Exhibit 7.4 and incorporated by reference hereto.

Dividends for the Series A Preferred Stock accrete daily and are payable quarterly at the per annum dividend rate of 10% of the liquidation preference, which is initially $1,000 per share. At the Issuer’s option, dividends are payable in cash or by increasing the liquidation preference of the Series A Preferred Stock. In the event that the shares of the Series A Preferred Stock are converted into the Common Stock, the conversion rate will be adjusted to reflect that amount of dividends that have accreted since the last quarterly payment. After June 23, 2012, the dividend will be reduced to (i) 7.87% if the closing price of the Common Stock is greater than or equal to $6.62 per share for a period of 20 consecutive trading days or (ii) 5.75% if the closing price of the Common Stock is greater than or equal to $8.50 per share for a period of 20 consecutive trading days. The Series A Preferred Stock also participates in dividends declared and paid on the Common Stock in accordance with the Series A CoD.

The Series A Preferred Stock is redeemable, in whole or in part, at the option of the Issuer (i) any time after June 23, 2012 or (ii) any time after June 23, 2011 that the closing price of the Common Stock is greater than or equal to $9.75 per share for a period of 20 consecutive trading days, in each case subject to the right of the holder to first convert the shares of Series A Preferred Stock that the Issuer proposes to redeem. The Series A Preferred Stock is redeemable at the option of the holder upon the occurrence of certain fundamental changes to the Issuer, including a change of control, delisting on certain exchanges or certain bankruptcy events.

The holders of the Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis, subject to any limitations imposed by any NYSE stockholder approval requirements. For so long as the Investors or their affiliates collectively own any shares of the Series A Preferred Stock and the Investors’ “Ownership Percentage” (as that term is defined in the Investor Rights Agreement filed herewith as Exhibit 7.3) is greater than or equal to 10%, then, subject to certain exceptions, the affirmative vote of at least a majority of the shares of Series A Preferred Stock then outstanding and entitled to vote is required for (i) the declaration or payment of a dividend or distribution on the Common Stock or any other stock that ranks junior to or equally with the Series A Preferred Stock; (ii) the purchase, redemption or other acquisition by the Issuer of any Common Stock or other stock ranking junior to or equally with the Series A Preferred Stock; (iii) any amendment of the Issuer’s Certificate of Incorporation or the Series A CoD so as to adversely affect the relative rights, preferences, privileges or voting powers of the Series A Preferred Stock; or (iv) the authorization or issuance of, or reclassification of securities into, any capital stock that would rank senior to or equally with the Series A Preferred Stock.

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Series A CoD, which is filed herewith as Exhibit 7.4 and is incorporated herein by reference.

Series B Preferred Stock

Schedule I filed herewith and incorporated herein by reference, sets forth each Investor’s ownership of Series B Preferred Stock. Upon the approval of the holders of the Common Stock, each share of Series B Preferred Stock will be convertible into the number of Common Shares equal to the quotient of (i) the sum of the liquidation preference plus any accrued but unpaid dividends not previously added to the liquidation preference and (ii) 1,000 multiplied by the then applicable conversion rate. The conversion rate is subject to customary anti-dilution adjustments more fully described in the Series B CoD filed herewith as Exhibit 7.5 and is incorporated herein by reference. The Series B Preferred Stock would represent an ownership interest, assuming conversion of the Series B Preferred Stock to the Issuer’s Common Stock as of the date of purchase, of approximately 5.39%.

Dividends for the Series B Preferred Stock accrete daily and are payable quarterly at the per annum dividend rate of 10% of the liquidation preference, which is initially $1,000 per share. At the Issuer’s option, dividends are payable in cash or by increasing the liquidation preference of the Series B Preferred Stock. The dividend will increase if the holders of the Common Stock do not approve the conversion of the Series B Preferred Stock within certain timeframes. The dividend rate will increase to 15% if such approval is not obtained within 180 days after the closing; 17.125% if such approval is not obtained within 270 days after the closing; and 19% if such approval is not obtained within 360 days after the closing. On the other hand, on or after June 23, 2012, the dividend will be reduced to (i) 7.87% if the closing price of the Common Stock is greater than or equal to $6.62 per share for a period of 20 consecutive trading days or (ii) 5.75% if the closing price of the Common Stock is greater than or equal to $8.50 per share for a period of 20 consecutive trading days. The Series B Preferred Stock also participates in dividends declared and paid on the Common Stock in accordance with the Series B CoD.

The Series B Preferred Stock is redeemable, in whole or in part, at the option of the Issuer (i) any time after June 23, 2012 or (ii) any time after the later of (y) the approval of the holders of the Common Stock of the conversion of the Series B Preferred Stock and (z) June 23, 2011, if the closing price of the Common Stock is greater than or equal to $9.75 per share for a period of 20 consecutive trading days, in each case subject to the right of the holder to first convert the shares of Series B Preferred Stock the Issuer proposes to redeem. The Series B Preferred Stock is redeemable at the option of the holder upon the occurrence of certain fundamental changes to the Issuer, including a change of control, delisting on certain exchanges or certain bankruptcy events.

If the holders of the Common Stock have not approved the conversion of the Series B Preferred Stock by June 23, 2014 then upon the approval of the holders of a majority of the outstanding Series B Preferred Stock, any holder of the Series B Preferred Stock will be able to require the Issuer to repurchase all or any part of such holder’s shares of Series B Preferred Stock. If the Issuer fails to repurchase such Series B Preferred Stock due to contractual limitations in the Issuer’s debt documents, then for so long as the Issuer fails to satisfy its repurchase obligation, the size of the Board will be automatically increased by two directors and the holders of a majority of the outstanding Series B Preferred Stock will be entitled to elect two people to the Board, voting as a separate series to the exclusion of both the holders of the Series B Preferred Stock and the holders of the Common Stock.

Prior to the approval of the conversion of the Series B Preferred Stock by the holders of the Common Stock, the Series B Preferred Stock is not entitled to vote. At any time after the approval of the conversion of the Series B Preferred Stock by the holders of the Common Stock, the holders of the Series B Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. For so long as the Investors or their affiliates collectively own any shares of the Series B Preferred Stock and the Investors’ Ownership Percentage is greater than or equal to 10%, then, subject to certain exceptions, the affirmative vote of at least a majority of the shares of Series B Preferred Stock then outstanding and entitled to vote is required for (i) declaration or payment of dividend or distribution on the Common Stock or any other stock that ranks junior to or equally with the Series B Preferred Stock; (ii) the purchase, redemption or other acquisition by the Issuer of any Common Stock or other stock ranking junior to or equal with the Series B Preferred Stock; (iii) any amendment of the Issuer’s Certificate of Incorporation or the Series B CoD so as to adversely affect the relative rights, preferences, privileges or voting powers of the Series B Preferred Stock; or (iv) the authorization or issuance of, or reclassification into, any capital stock that would rank senior to or equal with the Series B Preferred Stock.

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Series B CoD, which is filed herewith as Exhibit 7.5 and incorporated herein by reference.

Investor Rights Agreement

On June 23, 2009, the Issuer, BC Partners, Inc. (as Investor Representative) and the Investors entered into the Investor Rights Agreement.7 Under the terms of the Investor Rights Agreement, the Investors are entitled to nominate three directors to the Board for so long as the Investors’ Ownership Percentage is equal to or greater than 15% of the outstanding Common Stock (assuming full conversion of the Preferred Stock). If the Investors’ Ownership Percentage is less than 15% but more than 10%, the Investors are entitled to nominate two directors to the Board and if the Investors’ Ownership Percentage is less than 10% but more than 5%, the Investors are entitled to nominate one director to the Board. The Investors are given certain other rights if their Ownership Percentage is equal to or greater than 10%, which are described more fully in the Investor Rights Agreement filed herewith as Exhibit 7.3 and incorporated herein by reference.

[7]	BC Partners, Inc. is an affiliated entity of each of the Reporting Persons and provides investment advisory services to each such Reporting Person. BC Partners, Inc. has no discretionary authority with respect to the investment decisions of any of the Reporting Persons.

Pursuant to the terms of the Investor Rights Agreement, the size of the Board was increased by three directors and the designees Raymond Svider, James Rubin and Justin Bateman were appointed to fill the vacancies thereby created. Subject to satisfaction of requirements for service and confirmation by the Corporate Governance and Nominating Committee of their appointment, Raymond Svider was appointed to the Compensation Committee, James Rubin was appointed to the Corporate Governance and Nominating Committee and Raymond Svider and James Rubin were appointed to the Finance Committee.

Pursuant to the terms of the Investor Rights Agreement, for so long as the Investors’ Ownership Percentage is equal to or greater than 10%, (assuming full conversion of the Preferred Stock) certain actions require the approval of at least 66-2/3% of the Board including: (i) the incurrence of any “Indebtedness “ (as that term is defined in the Investor Rights Agreement filed herewith as Exhibit 7.3) in excess of $200 million in the aggregate during any fiscal year (subject to certain exclusions); (ii) the sale, transfer or other disposition of assets or businesses of the Issuer or its subsidiaries with a value in excess of $50 million in the aggregate during any fiscal year, (subject to certain exclusions); (iii) the acquisition of any assets or properties in one or more related transactions for cash or otherwise for an amount in excess of $50 million in the aggregate during any fiscal year, excluding acquisitions of inventory and equipment in the ordinary course of business; (iv) capital expenditures in excess of $30 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $275 million in the aggregate during any fiscal year; and (v) making, or permitting any subsidiary to make, loans to, investments in, or purchasing, or permitting any subsidiary to purchase, any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $50 million in the aggregate during any fiscal year.

For so long as the Investors’ Ownership Percentage is equal to or greater than 10% (assuming full conversion of the Preferred Stock), the approval of at least one of the members of the Board who was nominated for election to the Board by the Investors is required to increase the size of the Board beyond 14 directors or to incur Indebtedness for borrowed money in excess of $200 million in the aggregate during any fiscal year (subject to certain exceptions). Additionally, for so long as the Investors or their affiliates (including commonly controlled or managed investment funds) or any direct or indirect owner of the Investors or their affiliates own any shares of the Preferred Stock, certain actions of the Issuer will require the approval of BC Partners, Inc., as Investor Representative, including, under certain circumstances, the issuance of (i) convertible debt that is by its terms convertible into capital stock of the Issuer, (ii) preferred stock or (iii) options or warrants to acquire preferred stock.

The Investors have agreed to cause all of their Common Stock and Preferred Stock entitled to vote at any meeting of the Issuer’s shareholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by the Issuer’s Corporate Governance and Nominating Committee, against the removal of any director nominated by the Issuer’s Corporate Governance and Nominating Committee and, with respect to any other business or proposal, in accordance with the recommendation of the Board (other than with respect to the approval of any proposed business combination agreement between the Issuer and another entity).

The Investors are subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until the later of (i) three years after the Closing and (ii) such time as the Investors own less than 3% of the outstanding Common Stock (assuming full conversion of the Preferred Stock). The Investor Rights Agreement also requires that, for so long as the Investors’ Ownership Percentage is equal to or greater than 10% of the outstanding Common Stock, if the Issuer proposes to offer any equity or equity linked security to any person, then the Issuer must first offer the Investors the right to purchase a portion of such securities equal to the Investors’ Ownership Percentage.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed herewith as Exhibit 7.3 and incorporated herein by reference.

Registration Rights Agreement

On June 23, 2009, the Issuer, BC Partners, Inc. (as Investor Representative) and the Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Investors are entitled to (i) six demand registrations, limited to two demand registrations in any single calendar year and provided that such demand must include at least 5,500,000 shares of Common Stock and (ii) unlimited piggyback registration rights for a period of five years with respect to primary issuances and for an unlimited period of time with respect to all other issuances.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed herewith as Exhibit 7.2 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Securities Purchase Agreement, dated as of June 23, 2009, by and among the Issuer and the Investors (incorporated by reference to Exhibit 10.1 to Office Depot, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2009).

7.2	Registration Rights Agreement, dated as of June 23, 2009, by and among the Issuer, BC Partners, Inc. and the Investors (incorporated by reference to Exhibit 4.2 to Office Depot, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2009).

7.3	Investor Rights Agreement, dated as of June 23, 2009, by and among the Issuer, BC Partners, Inc. and the Investors (incorporated by reference to Exhibit 4.1 to Office Depot, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2009).

7.4	Certificate of Designations of 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, par value $0.01 per share of Office Depot, Inc., filed with the Secretary of State of Delaware on June 23, 2009 (incorporated by reference to Exhibit 3.2 to Office Depot, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2009).

7.5	Certificate of Designations of 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share of Office Depot, Inc., filed with the Secretary of State of Delaware on June 23, 2009 (incorporated by reference to Exhibit 3.3 to Office Depot, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on June 23, 2009).

7.6	Joint Filing Agreement, dated July 2, 2009, by and among the Reporting Persons.

7.7	Form 8-K, filed by Office Depot, Inc with the Securities and Exchange Commission on June 23, 2009.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of July 2, 2009

For and on behalf of the Limited Partnerships BC
European Capital VIII – 1 to 12 and 14 to 34:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, CIE Management II Limited acting as General Partner of the Limited Partnerships BC European Capital VIII -1 to 12 and 14 to 34

/S/ MARK RODLIFFE
Name: Mark Rodliffe
Director, CIE Management II Limited acting as General Partner of the Limited Partnerships BC European Capital VIII -1 to 12 and 14 to 34

For and on behalf of BC European Capital VIII – 35 SC to 39 SC:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, LMBO Europe SAS
As Gérant to BC European Capital VIII – 35 SC to 39 SC

/S/ MIKE TWINNING
Name: Mike Twinning
Director, LMBO Europe SAS
As Gérant to BC European Capital VIII – 35 SC to 39 SC

Dated as of July 2, 2009

CIE Management Limited II:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, CIE Management II Limited

/S/ MARK RODLIFFE
Name: Mark Rodliffe
Director, CIE Management II Limited

LMBO Europe SAS:

/S/ MATTHEW ELSTON
Name: Matthew Elston
Director, LMBO Europe SAS

/S/ MIKE TWINNING
Name: Mike Twinning
Director, LMBO Europe SAS

Schedule I

Series B Preferred Stock

Reporting Persons	Number of Series B Preferred Stock Owned of Record	Number of Shares of Common Stock (on an as converted basis, assuming such shares of Series B Preferred Stock were convertible)[1]
LMBO Europe SAS	0	0
CIE Management II Limited	0	0
BC European Capital VIII-1	5,506	1,101,200
BC European Capital VIII-2	5,543	1,108,600
BC European Capital VIII-3	5,690	1,138,000
BC European Capital VIII-4	7,309	1,461,800
BC European Capital VIII-5	7,309	1,461,800
BC European Capital VIII-6	7,244	1,448,800
BC European Capital VIII-7	7,244	1,448,800
BC European Capital VIII-8	7,187	1,437,400
BC European Capital VIII-9	7,244	1,448,800
BC European Capital VIII-10	7,155	1,431,000
BC European Capital VIII-11	4,130	826,000
BC European Capital VIII-12	1,154	230,800
BC European Capital VIII-14	1,283	256,600
BC European Capital VIII-15	103	20,600
BC European Capital VIII-16	641	128,200
BC European Capital VIII-17	38	7,600
BC European Capital VIII-18	3	600
BC European Capital VIII-19	40	8,000
BC European Capital VIII-20	37	7,400
BC European Capital VIII-21	17	3,400
BC European Capital VIII-22	19	3,800
BC European Capital VIII-23	13	2,600
BC European Capital VIII-24	192	38,400
BC European Capital VIII-25	13	2,600
BC European Capital VIII-26	205	41,000
BC European Capital VIII-27	12	2,400
BC European Capital VIII-28	6	1,200
BC European Capital VIII-29	6	1,200
BC European Capital VIII-30	6	1,200
BC European Capital VIII-31	3	600
BC European Capital VIII-32	4	800
BC European Capital VIII-33	1	200
BC European Capital VIII-34	1	200
BC European Capital VIII-35 SC	38	7,600
BC European Capital VIII-36 SC	3	600
BC European Capital VIII-37 SC	3	600
BC European Capital VIII-38 SC	1	200
BC European Capital VIII-39 SC	1	200

[1]

The Series B Preferred Stock is not presently convertible into the Issuer’s Common Stock but will automatically become convertible into the Issuer’s Common Stock, at the holder’s option, if approved by the holders of the Common Stock (including the Series A Preferred Stock). For descriptive purposes, this field sets forth the values of the Series B Preferred Stock as if they were convertible to Common Shares based upon the conversion rate in effect as of the date of purchase (June 23, 2009). See Item 6 and the Series B CoD filed herewith as Exhibit 7.5 and incorporated herein by reference.

Schedule II

CIE Directors

Name of Directors	Name and Address of Principle Employer and Business Address	Present Principal Occupation	Citizenship
Matthew Elston	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mark Rodliffe	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Laurence McNairn	Heritage International Fund Managers Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mike Twinning	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	British

Jens Reidel	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	German

Schedule III

LMBO Directors

Name of Directors	Name and Address of Principle Employer and Business Address	Present Principal Occupation	Citizenship
Matthew Elston	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mike Twinning	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	British

Andre Francois-Poncet	BC Partners Sarl 54 Avenue Marceau, 75008 Paris, France	Company Director	French

Schedule IV

BCHL Directors

Name of Directors	Name and Address of Principle Employer and Business Address	Present Principal Occupation	Citizenship
Matthew Elston	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mark Rodliffe	CIE Management II Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Laurence McNairn	Heritage International Fund Managers Limited, Heritage Hall, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY	Company Director	British

Mike Twinning	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	British

Jens Reidel	BC Partners Limited 40 Portman Square, London, W1H 6DA	Company Director	German

Francesco Loredan	BC Partners Sarl 7 Quai du Mont Blanc, 1201 Geneva, Switzerland	Company Director	Italian